                                               BLACKROCK MUNIYIELD FLORIDA FUND

           FILE #811-06502

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
08/02/2006	Commonwealth of Puerto Rico	835,650,000	1,000,000

Morgan Stanley, Goldman Sach & Co., Banc of America Securities LLC, Citigroup Global Markets, JP Morgan Securities Inc., Lehman Brothers, Merrill Lynch & Co., Popular Securities, Raymond James & Associates, Ramirez & Co., Wachovia Bank, UBS Securities LLC

05/11/2006	Palm Beach Co School	222,015,000	2,200,000	Citigroup Global Markets Inc., Bear Stearns & Co., UBS Securities LLC, AG Edwards & Sons, Merrill Lynch & Co., RBC Capital Markets, Siebert Brandford Shank & Co.
05/11/2006	Palm Beach Co School	222,015,000	1,300,000	Citigroup Global Markets Inc., Bear Stearns & Co., UBS Securities LLC, AG Edwards & Sons, Merrill Lynch & Co., RBC Capital Markets, Siebert Brandford Shank & Co.